

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 20, 2024

Stephen Stamp
Chief Executive Officer
Biodexa Pharmaceuticals Plc
Caspian Point
Caspian Way
Cardiff, CF10 4DQ, United Kingdom

      **Re: Biodexa Pharmaceuticals Plc
          Registration Statement on Form F-1
          Filed March 18, 2024
          File No. 333-278040**

Dear Stephen Stamp:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Chris Edwards at 202-551-6761 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences

cc: Donald J. Puglisi